UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 17, 2021

RMG Acquisition Corporation II

(Exact Name of Registrant as Specified in Charter)

Cayman Islands	001-39776	98-1550286
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

50 West Street, Suite 40C New York, New York		10006
(Address of Principal Executive Offices)		(Zip Code)

(212) 785-2579

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A ordinary shares and one-third of one redeemable warrant	RMGBU	The Nasdaq Stock Market LLC
Class A ordinary shares, par value $0.0001 per share	RMGB	The Nasdaq Stock Market LLC
Redeemable warrants, each whole warrant exercisable for one share of Class A ordinary shares at an exercise price of $11.50	RMGBW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company   ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01 Entry into a Material Definitive Agreement.

Business Combination Agreement

As previously disclosed, on February 24, 2021, RMG Acquisition Corporation II, a Cayman Islands exempted company limited by shares (“RMG II”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among (i) RMG II, (ii) Philip Kassin, in his capacity as the representative for the shareholders of RMG II (the “RMG II Representative”), (iii) Renew Power Private Limited, a company with limited liability incorporated under the laws of India (“ReNew”), (iv) ReNew Energy Global plc (formerly known as ReNew Energy Global Limited), a public limited company incorporated under the laws of England and Wales (“ReNew Global”), (v) ReNew Power Global Merger Sub, a Cayman Islands exempted company (“Merger Sub”) and (vi) certain shareholders of ReNew named in the Business Combination Agreement (the “Major Shareholders”).

On May 17, 2021, RMG II, the RMG II Representative, ReNew, ReNew Global, Merger Sub and the Major Shareholders entered into Amendment No. 1 to the Business Combination Agreement (the “Business Combination Agreement Amendment”), which amends the Business Combination Agreement to, among other things, i) change certain exchange mechanics relating to the RMG II Shares, ii) make certain amendments to the HMRC and DTC confirmation and clearance procedures as a joint covenant between the parties and a condition to Closing, iii) amend the conversion ratio for the ReNew Global Class C Shares exchanged post-Closing, iv) remove SACEF as a party to the Shareholders Agreement and v) facilitate the notification by ReNew Global and RMG II pre-Closing as to updated estimates of transaction expenses.

The full text of the Amendment No. 1 to the Business Combination Agreement, attached hereto as Exhibit 2.1, is incorporated herein by reference.

Item 7.01 Regulation FD Disclosure.

The information set forth below under this Item 7.01, including the exhibits attached hereto, is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act, except as expressly set forth by specific reference in such filing.

Press Release

Attached as Exhibit 99.1 to this Report is the press release issued by the parties related to the filing of a registration statement on Form F-4.

Important Information and Where to Find It

This document relates to a proposed transaction between ReNew and RMG II. This document does not constitute an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. ReNew Global filed a registration statement on Form F-4 on May 17, 2021 that includes a proxy statement of RMG II and a prospectus of ReNew Global. The proxy statement/prospectus will be sent to all RMG II shareholders. RMG II also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of RMG II are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ReNew Global and RMG II through the website maintained by the SEC at www.sec.gov. In addition, the documents filed by RMG II may be obtained free of charge from RMG II’s website at www.rmgacquisition.com or by written request to RMG II at RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, New York 10006.

Participants in the Solicitation

RMG II, ReNew Global and ReNew and their respective directors and officers may be deemed to be participants in the solicitation of proxies from RMG II’s shareholders in connection with the proposed transaction. Information about RMG II’s directors and executive officers and their ownership of RMG II’s securities is set forth in RMG II’s filings with the SEC, including RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A, which was filed with the SEC on May 11, 2021. To the extent that holdings of RMG II’s securities have changed since the amounts printed in RMG II’s proxy statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

This communication shall neither constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Forward Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between ReNew, ReNew Global and RMG II, including statements regarding the benefits of the transaction, the anticipated timing of the transaction, the services offered by ReNew and the markets in which it operates, and ReNew’s projected future results. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of RMG II’s securities, (ii) the risk that the transaction may not be completed by RMG II’s business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought by RMG II, (iii) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the shareholders of RMG II, the satisfaction of the minimum trust account amount following redemptions by RMG II’s public shareholders and the receipt of certain governmental and regulatory approvals, (iv) the lack of a third party valuation in determining whether or not to pursue the proposed transaction, (v) the occurrence of any event, change or other circumstance that could give rise to the termination of the agreement and plan of merger, (vi) the effect of the announcement or pendency of the transaction on ReNew’s business relationships, performance, and business generally, (vii) risks that the proposed transaction disrupts current plans of ReNew or diverts management’s attention from ReNew’s ongoing business operations and potential difficulties in ReNew employee retention as a result of the proposed transaction, (viii) the outcome of any legal proceedings that may be instituted against ReNew, RMG II or their respective directors or officers related to the agreement and plan of merger or the proposed transaction, (ix) the amount of the costs, fees, expenses and other charges related to the proposed transaction, (x) the ability to maintain the listing of RMG II’s securities on The Nasdaq Stock Market LLC, (xi) the price of RMG II’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which ReNew plans to operate, variations in performance across competitors, changes in laws and regulations affecting ReNew’s business and changes in the combined capital structure, (xii) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities, including the conversion of pre-orders into binding orders, (xiii) the ability of RMG II to issue equity or equity-linked securities in connection with the transaction or in the future, (xiv) the risk of downturns in the renewable energy industry and (xv) the impact of the global COVID-19 pandemic on any of the foregoing. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of ReNew Global’s proxy statement/prospectus on Form F-4, the proxy statement/prospectus discussed below, RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A and other documents filed by ReNew Global or RMG II from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and ReNew Global, ReNew and RMG II assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of ReNew Global, ReNew or RMG II give any assurance that ReNew Global, ReNew or RMG II will achieve its expectations. The inclusion of any statement in this communication does not constitute an admission by ReNew Global, ReNew or RMG II or any other person that the events or circumstances described in such statement are material.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits:

Exhibit	Description

2.1	Amendment No. 1 to the Business Combination Agreement, dated as of May 17, 2021, by and among RMG Acquisition Corporation II, the RMG II Representative, Renew Power Global Merger Sub, Renew Energy Global plc, Renew Power Private Limited, and certain major shareholders of Renew Power Private Limited listed therein.

99.1	Press release, dated as of May 18, 2021

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 18, 2021

RMG Acquisition Corporation II

By:	/s/ Robert S. Mancini
Robert S. Mancini
Chief Executive Officer

Exhibit 2.1

EXECUTION VERSION

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT

This Amendment No. 1, dated as of May 17, 2021 (this “Amendment No. 1”), to the Business Combination Agreement, dated as of February 24, 2021 (the “Business Combination Agreement”), by and among RMG Acquisition Corporation II, a Cayman Islands exempted company (“RMG II”), Philip Kassin, solely in the capacity as the representative for the shareholders of RMG II (“RMG II Representative”), ReNew Energy Global Limited, a private limited company registered in England and Wales with registered number 13220321 (“PubCo”), ReNew Power Global Merger Sub, a Cayman Islands exempted company (“Merger Sub”), Renew Power Private Limited, a company with limited liability incorporated under the laws of India (the “Company”) and certain shareholders of the Company as set forth in Schedule 7.03 to the Business Combination Agreement (the “Major Shareholders”, and, together with RMG II, the RMG II Representative, PubCo, Merger Sub and the Company, each, a “Party” and collectively, the “Parties”), is made and entered into by and among the Parties. Capitalized terms used but not defined in this Amendment No. 1 shall have the respective meanings ascribed to such terms in the Business Combination Agreement.

RECITALS

WHEREAS, pursuant to Section 13.13 of the Business Combination Agreement, the Parties desire to amend the Business Combination Agreement, as set forth in this Amendment No. 1.

AGREEMENT

NOW THEREFORE, in consideration of the mutual promises and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound, the Parties hereby agree as follows:

1.	Amendments to the Business Combination Agreement.

The Parties hereby agree that the Business Combination Agreement shall be deemed to be amended as follows:

1.1 Section 1.01 of the Business Combination Agreement. The definitions of ‘Company Transaction Expenses’ and ‘SACEF’ in Section 1.01 of the Business Combination Agreement are hereby deleted in their entirety and replaced by the following:

“Company Transaction Expenses” means all fees and expenses incurred or otherwise paid for by the Company (or, at the Company’s discretion, any of its Subsidiaries) in connection with or in relation to the preparation, negotiation and execution of this Agreement and the consummation of the Transactions, including, but not limited to, the (i) fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) fees and expenses of any other agents, advisors, consultants, experts, financial advisors, brokers, finders or investment bankers employed by the Company on its own behalf or on behalf of PubCo or Merger Sub in connection with the Transactions.

“SACEF” means GEF SACEF India, a private company limited by shares incorporated under the laws of Mauritius and having its registered office at c/o IQEQ, 33, Edith Cavell Street, 11324, Port-Louis, Mauritius.

1.2 Section 1.04 of the Business Combination Agreement. Section 1.04 of the Business Combination Agreement is hereby deleted in its entirety and replaced by the following:

1.04 Equitable Adjustments. If, between (i) the date of this Agreement and the (ii) latest of such dates after the Closing Date as may be determined and notified in writing by Green Rock, GSW and/or CPPIB, as the case may be, to PubCo pursuant to Sections 2.02(b), 2.02(c) and 2.02(d), respectively, the outstanding PubCo Shares, RMG II Shares or Company Stock shall have been changed into a different number of shares or a different class, by reason of any stock dividend, subdivision, reclassification, recapitalization, split, combination or exchange of shares, or any similar event shall have occurred, then any number, value (including U.S. Dollar value) or amount contained herein that is based upon the number of PubCo Shares, RMG II Shares or Company Stock will be appropriately adjusted to provide to the Company Stockholders, PubCo Shareholders and the RMG II Shareholders the same economic effect as contemplated by this Agreement prior to such event; provided, however, that this Section 1.04 shall not be construed to permit RMG II, PubCo or the Company to take any action with respect to their respective securities that is prohibited by, or requires consent pursuant to, the terms and conditions of this Agreement.

1.3 Section 2.01(e)(ii) of the Business Combination Agreement. Section 2.01(e)(ii) of the Business Combination Agreement is hereby deleted in its entirety and replaced by the following:

(ii) RMG II Shares. Immediately following the separation of each RMG II Security in accordance with Section 2.01(e)(i), each (A) RMG II Class A Share issued and outstanding immediately prior to the Merger Effective Time shall be cancelled in exchange for the issuance by PubCo of one PubCo Class A Share and (B) RMG II Class B Share issued and outstanding immediately prior to the Merger Effective Time shall be converted into one RMG II Class A Share pursuant to RMG II’s Organizational Documents and cancelled in exchange for the issuance by PubCo of one PubCo Class A Share, and, in each case, the allotment by PubCo of PubCo Class A Shares and PubCo Class C Shares to the holders of Company Ordinary Stock in accordance with this Agreement. Immediately following such cancellation, RMG II shall issue 43,125,000 RMG II Class A Shares to PubCo in consideration for such issuance by PubCo of PubCo Class A Shares.

1.4 Sections 2.02(a) to 2.02(d) of the Business Combination Agreement. Sections 2.02(a) to 2.02(d) of the Business Combination Agreement are hereby deleted in their entirety and replaced by the following:

(a) on the Closing Date, each Major Shareholder shall transfer to PubCo, and PubCo shall acquire, free and clear of all Liens, all right, title and interest in and attaching to the shares of Company Ordinary Stock owned by such Major Shareholder (excluding any Company Exchanged Conversion Stock held by any Major Shareholder, if any) as set out in Schedule 2.02 (for all such Major Shareholders, the “Company Exchanged Stock”), as consideration and in exchange for:

(i) the issuance of such number and class of shares of PubCo Shares (the “PubCo Exchanged Shares”) (if any) as set out opposite such Major Shareholder’s (except for the Founder Investors) name under the heading “PubCo Shares to be issued on the Closing Date” of Schedule 2.02; and

(ii) the payment by PubCo to each Major Shareholder of the amount in cash (the “PubCo Cash Consideration”) set out opposite such Major Shareholder’s name in Schedule 2.02, in each case as may be amended in accordance with the following paragraph, provided that (X) the Company shall be entitled to amend, with the prior written consent of the affected Major Shareholder, the number of PubCo Exchanged Shares to be issued to a Major Shareholder under the heading “PubCo Shares to be issued on the Closing Date” and the PubCo Cash Consideration to be paid to a Major Shareholder, each as set out in Schedule 2.02 and (Y) GSW shall be entitled to elect the class of PubCo Exchanged Shares under the heading “PubCo Shares to be issued on the Closing Date” set out opposite its name in Schedule 2.02 it shall receive, each by giving notice in writing to PubCo no later than two (2) Business Days prior to the Closing Date, provided further that (A) such amendments shall not result in any increase in the aggregate number of PubCo Exchanged Shares and aggregate amount of “PubCo Cash Consideration” as set out on Schedule 2.02; (B) if there are any redemptions of RMG II Shares, the Major Shareholders agree that (I) the “PubCo Cash Consideration” payable to Sumant as set out in Schedule 2.02 shall not be decreased and (II) the “PubCo Cash Consideration” payable to the Major Shareholders other than Sumant as set out in Schedule 2.02 shall be decreased pro rata to the “PubCo Cash Consideration” payable as between such other Major Shareholders as set out in Schedule 2.02 and (C) the foregoing amendments and elections do not adversely affect or delay the consummation of the Transactions;

(b) on the Closing Date or, if the conversion of the CCPS held by Green Rock pursuant to Section 8.12(b) has not completed by two (2) Business Days prior to the Closing Date, such date after the Closing Date as may be notified in writing to PubCo by Green Rock, provided such date shall be as soon as practicable after the Closing Date, Green Rock shall transfer to PubCo, and PubCo shall acquire, free and clear of all Liens, all right, title and interest in and attaching to the Company Exchanged Conversion Stock held by Green Rock and set out in footnote (1) of Schedule 2.02 as consideration and in exchange for the issuance of 12,231,851 PubCo Class A Shares;

(c) on such date after the Closing Date as may be notified in writing to PubCo by GSW, provided such date falls no later than the later of (A) August 1, 2021 and (B) the date on which (x) the GSW Voting Interest does not exceed 4.9% and (y) the aggregate Effective Economic Interest in PubCo represented by such PubCo Shares then held by GSW and the PubCo Shares which would be issued to GSW pursuant to this Section 2.02(c) does not exceed 33% of the total Effective Economic Interest represented by all of the issued and outstanding PubCo Shares (including the PubCo Shares which would be issued to GSW pursuant to this Section 2.02(c)), GSW shall transfer to PubCo, and PubCo shall acquire, free and clear of all Liens, all right, title and interest in and attaching to the Company Exchanged Conversion Stock held by GSW and set out opposite GSW’s name under the heading “Number of Company Exchanged Conversion Stock to be Transferred after the Closing Date” as consideration and in exchange for the issuance of the number of PubCo Class C Shares set out opposite GSW’s name under the heading “PubCo Shares to be issued post-Closing Date” in Schedule 2.02. For the purposes of this Section 2.02(c), “GSW Voting Interest” means, with respect to GSW at a particular time of determination, the percentage equal to (a) the number of PubCo Class A Shares held by GSW or any of its Affiliates as of such time, divided by (b) the aggregate number of PubCo Class A Shares, PubCo Class B Shares and PubCo Class D Shares then issued and outstanding;

(d) (A) on the Closing Date, concurrently with the issuance of the PubCo Class B Share pursuant to Section 2.02(e) but immediately prior to the issuance of any other PubCo Shares pursuant to this Section 2.02, PubCo shall issue to CPPIB (or its nominated issuer of depository receipts, or the nominee of such issuer) one (1) PubCo Class D Share for cash consideration in an amount equal to $100.00 and (B) on such date after the Closing Date as may be determined and notified in writing by CPPIB to PubCo, CPPIB shall transfer to PubCo, and PubCo shall acquire, free and clear of all Liens, all right, title and interest in and attaching to the Company Exchanged Conversion Stock held by CPPIB and set out opposite CPPIB’s name under the heading “Number of Company Exchanged Conversion Stock to be Transferred after the Closing Date” pursuant to such conversion and, in consideration for such acquisition, PubCo shall issue to CPPIB the number of PubCo Class A Shares set out opposite CPPIB’s name under the heading “PubCo Shares to be issued post-Closing Date” in Schedule 2.02;

1.5 Section 5.13(a) of the Business Combination Agreement. Section 5.13(a) of the Business Combination Agreement is hereby deleted in its entirety and replaced by the following:

(a) As of the date hereof, RMG II has issued and outstanding (i) 34,500,000 RMG II Units, each consisting of one RMG II Class A Share and one-third of one RMG II Warrant, (ii) 8,625,000 RMG II Class B Shares and (iii) 7,026,807 RMG II Private Warrants.

1.6 Section 2.02 of the Business Combination Agreement. The following is hereby added to the end of Section 2.02 of the Business Combination Agreement:

(i) Further, each party to this Agreement acknowledges and agrees that each Major Shareholder has been, and prior to the Closing Date each other holder of Company Ordinary Stock will be, offered the opportunity to acquire PubCo Class A Shares and PubCo Class C Shares as consideration and in exchange for the transfer of Company Ordinary Stock held by each of them, and the Major Shareholders have agreed to acquire PubCo Class A Shares and/or PubCo Class C Shares in accordance with this Section 2.02 as set out opposite their respective names in Schedule 2.02 (as may be amended in accordance with Section 2.02(a)).

For the avoidance of doubt, part of the consideration for the allotment of the PubCo Class A Shares and/or the PubCo Class C Shares by PubCo to holders of Company Ordinary Stock in accordance with this Agreement is provided by the cancellation of all of the RMG II Class A Shares as set out in Section 2.01(e)(ii).

1.7 Section 8.09 of the Business Combination Agreement. Sections 8.09(c) and 8.09(d) of the Business Combination Agreement are hereby deleted in their entirety and replaced by the following:

(c) During the Minority Option Period, each Ex-Employee holding Company Ordinary Stock shall be entitled, subject to applicable Law, by delivering to the Company and PubCo a notice in writing to such effect, to sell to PubCo their Company Ordinary Stock, and PubCo shall, at the option of such Ex-Employee, either (i) purchase all such Company Ordinary Stock held by such Ex-Employee at a price per Company Ordinary Stock equal to $8.29, subject to applicable Law, and such sale shall complete on the Closing Date, or (ii) issue to such Ex-Employee 0.8289 PubCo Class A Shares or 0.8289 PubCo Class C Shares (as elected by such Ex-Employee) for each Company Ordinary Stock held by such Ex-Employee.

(d) During the Minority Option Period, each person who is an employee (except Sumant and his Affiliates) of the Company or its Subsidiaries as of the beginning of the Minority Option Period holding Company Ordinary Stock shall be entitled, subject to applicable Law, by delivering to the Company and PubCo a notice in writing to such effect, to sell to PubCo their Company Ordinary Stock, and PubCo shall, at the option of such employee, either (i) issue to such employee 0.8289 PubCo Class A Shares or 0.8289 PubCo Class C Shares (as elected by such employee) for each Company Ordinary Stock held by such employee, or (ii) (A) purchase all such Company Ordinary Stock held by such employee at a price per Company Ordinary Stock equal to $8.29, subject to applicable Law, and such sale shall complete on the Closing Date and (B) if such employee has sold its Company Ordinary Stock to PubCo, issue to such holder such number of PubCo Share Entitlements which provides such employee with the equivalent economic value of 0.8289 PubCo Class A Share per Company Ordinary Stock sold.

1.8 Section 9.03 of the Business Combination Agreement. Section 9.03 of the Business Combination Agreement is hereby deleted in its entirety and replaced by the following:

9.03 Stock Exchange Listing. PubCo shall apply for, and shall use reasonable best efforts to cause, the PubCo Class A Shares to be issued in connection with the Transactions and the RMG II Adjusted Warrants to be approved for listing on an Approved Stock Exchange and accepted for clearance by the DTC as promptly as practicable following the issuance thereof, subject to official notice of issuance, prior to the Closing Date.

1.9 Section 10.08 of the Business Combination Agreement. Section 10.08 of the Business Combination Agreement is hereby deleted in its entirety and replaced by the following:

10.08 HMRC and DTC Cooperation. Without prejudice to the generality of Section 10.01 and 10.04, PubCo, Merger Sub, the Company, the Major Shareholders and RMG II shall each, and shall each cause their respective Subsidiaries to, use best efforts to, cooperate in the assembly, preparation and filing of any information (and, as needed, to supplement such information) as may be reasonably necessary to obtain as promptly as practicable: (a) confirmation from the DTC that the PubCo Class A Shares, the PubCo Class C Shares and the RMG II Adjusted Warrants are eligible for clearing through DTC (to the extent such securities meet the DTC’s customary eligibility criteria) and agreement from the DTC (or such other clearing service or issuer of depositary receipts (or their nominees, in either case) as may be necessary or expedient) to accept the PubCo Class A Shares, the PubCo Class C Shares and the RMG II Adjusted Warrants for clearing or deposit in connection with the transactions contemplated by this Agreement and such future transactions as may be reasonably foreseeable; (b) customary clearances from HMRC required by the DTC (including in relation to any depository service) in connection with the admission of the PubCo Class A Shares, the PubCo Class C Shares and the RMG II Adjusted Warrants for clearing through DTC; and (c) such confirmation or agreement from any other depositary or clearance service as may reasonably be required to enable the PubCo Class A Shares, the PubCo Class C Shares and the RMG II Adjusted Warrants to be accepted for clearing through DTC and the PubCo Class A Shares and RMG II Adjusted Warrants to be approved for listing on an Approved Stock Exchange. PubCo, Merger Sub, the Company and RMG II shall each, and shall each cause their respective Subsidiaries to, use best efforts to take all actions necessary and/or advisable to satisfy the conditions under Section 11.01(e) as promptly as reasonably practicable following the date of this Agreement, but in any event prior to the Termination Date.

1.10 Section 11.01(e) of the Business Combination Agreement. Section 11.01(e) of the Business Combination Agreement is hereby deleted in its entirety and replaced by the following:

(e) Listing. The PubCo Class A Shares and the RMG II Adjusted Warrants shall have been approved for (i) clearing through DTC (subject to the DTC’s customary eligibility criteria) and (ii) listing on an Approved Stock Exchange (subject only to notice of issuance).

1.11 Section 13.02(a) of the Business Combination Agreement. Section 13.02(a) of the Business Combination Agreement is hereby deleted in its entirety and replaced by the following:

(a)	If to PubCo or Merger Sub, to:

Neerg Energy Limited

7th Floor, Happy World House

37 Sir William Newton Street

Port Louis, Mauritius

Kind Attn: Rouben Trivedi

Email: Rouben.Trivedi@global-ags.com

ReNew Power Private Limited

138, Ansal Chamber—II Bikaji Cama Place

New Delhi, Delhi – 110066

India

Attention: D. Muthukumaran

Email: D.MKumar@Renewpower.in

RMG Acquisition Corporation II

50 West Street, Suite 40 C

New York, New York 10006

Attention: Philip Kassin

E-mail: pkassin@rmginvestments.com

with a required copy (which copy shall not constitute notice) to:

Latham & Watkins LLP 9 Raffles Place

#42-02 Republic Plaza

Singapore 048619

Attention: Rajiv Gupta and Sharon Lau

Email: Rajiv.Gupta@lw.com and Sharon.Lau@lw.com

Skadden, Arps, Slate, Meagher & Flom LLP 40 Bank Street

Canary Wharf

London E14 5DS

Attention: Scott V. Simpson; Lorenzo Corte

Email: scott.simpson@skadden.com; lorenzo.corte@skadden.com

1.12 Section 13.04 of the Business Combination Agreement. Section 13.04 of the Business Combination Agreement is hereby deleted in its entirety and replaced by the following:

13.04 Rights of Third Parties. Nothing expressed or implied in this Agreement is intended or shall be construed to confer upon or give any Person, other than the parties hereto, any right or remedies under or by reason of this Agreement; provided, however, that, notwithstanding the foregoing, (a) an Ex-Employee is an intended third-party beneficiary of, and may enforce, Section 8.09(c), and each person who is an employee (except Sumant and his Affiliates) of the Company or its Subsidiaries as of the beginning of the Minority Option Period holding Company Ordinary Stock are intended third-party beneficiaries of, and may enforce, Section 8.09(d), (b) in the event the Closing occurs, the current and former officers and directors of the Company and RMG II (and their successors, heirs and representatives) are intended third-party beneficiaries of, and may enforce, Section 10.06, and (c) the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the parties hereto, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), are intended third-party beneficiaries of, and may enforce, Sections 13.18 and 13.19.

1.13 Section 13.08 of the Business Combination Agreement. Section 13.08 of the Business Combination Agreement is hereby deleted in its entirety and replaced by the following:

(a) Except as otherwise provided herein (including Sections 10.01 and 10.04(a)), each party hereto shall bear its own expenses incurred in connection with this Agreement and the Transactions, including all fees of its legal counsel, financial advisors and accountants; provided that (i) if the Closing occurs, PubCo shall pay the RMG II Transaction Expenses (estimates of which are set out in Schedule 13.08(a) and as supplemented in accordance with Section 13.08(b)) and the Company Transaction Expenses (estimates of which are set out in Schedule 13.08(b) and as supplemented in accordance with Section 13.08(b)) at or promptly following the Closing; and (ii) if the Closing does not occur due to the non-satisfaction of any condition set forth in Section 11.01 or Section 11.03, in each case provided such non-satisfaction is caused by RMG II and not waived in writing by the relevant parties, RMG II shall, subject to Section 8.05, reimburse the Company or its Subsidiaries for such expenses incurred or otherwise paid for by the Company or any of its Subsidiaries solely to the extent such expenses relate to costs or expenses, including for advice and services, required by PubCo and/or Merger Sub in connection with the Transactions.

(b) At least two (2) Business Days prior to the Closing Date, each of RMG II and the Company shall provide to PubCo a written report setting forth final estimates of the RMG II Transaction Expenses and the Company Transaction Expenses, as applicable, including, for the avoidance of doubt, any fees and disbursements incurred by either such party in connection with the advice and/or services required by PubCo and/or Merger Sub for the Transactions prior to the Closing Date, to be paid in accordance with Section 10.14, provided that, each of RMG II and the Company shall agree in good faith any material RMG II Transaction Expenses or material Company Transaction Expenses, as applicable, which are not set out in or materially exceed the estimations in the original Schedule 13.08 prior to the submission of the written reports to PubCo pursuant to this Section 13.08(b).

1.14 Schedule 2.02 of the Business Combination Agreement. Schedule 2.02 of the Business Combination Agreement is hereby deleted in its entirety and replaced by Exhibit A of this Amendment No. 1.

1.15 Schedule 10.12(b) of the Business Combination Agreement. Schedule 10.12(b) of the Business Combination Agreement is hereby amended by deleting the reference to “GEF SACEF India” in such Schedule.

1.16 Schedule 13.08(a) of the Business Combination Agreement. Schedule 13.08(a) of the Business Combination Agreement is hereby deleted in its entirety and replaced by Exhibit B of this Amendment No. 1.

2.	Effective Date. The Parties hereby acknowledge and agree that this Amendment No. 1 shall be effective as of the date hereof.

3.

Other Provisions. The provisions of Article XIII (Miscellaneous) of the Business Combination Agreement shall apply mutatis mutandis to this Amendment No. 1 and are deemed to be incorporated herein by reference.

4.	Effect of Amendment No. 1.

4.1 No Other Amendments. Except as expressly amended by this Amendment No. 1, the Business Combination Agreement is unmodified and will remain in full force and effect.

4.2 References. On and after the date hereof, each reference in the Business Combination Agreement to “this Agreement,” “hereof,” “herein,” “hereby,” “hereunder,” “hereto” and derivative or similar words referring to the Business Combination Agreement, and each reference in any other document relating to the “Business Combination Agreement,” the “Agreement,” “thereunder,” “thereof,” or words of like import referring to the Business Combination Agreement, means and references the Business Combination Agreement as amended by this Amendment No. 1.

5.

Entire Agreement. The Business Combination Agreement (together with the Schedules and Exhibits to the Business Combination Agreement), as amended by this Amendment No. 1, and the Confidentiality Agreement, constitute the entire agreement among the Parties relating to the Transactions and supersede any other agreements, whether written or oral, that may have been made or entered into by or among any of the Parties hereto or any of their respective Subsidiaries relating to the Transactions. No representations, warranties, covenants, understandings, agreements, oral or otherwise, relating to the Transactions exist between the Parties hereto except as expressly set forth or referenced in the Business Combination Agreement, as amended by this Amendment No. 1, and the Confidentiality Agreement.

6.

Counterparts. This Amendment No. 1 may be executed in separate counterparts (including, without limitation, counterparts transmitted by facsimile or by other electronic means), each of which shall be an original and all of which taken together shall constitute one and the same agreement. Signatures of the Parties transmitted by facsimile or by other electronic means shall be deemed to be original signatures for all purposes and shall have the same force and effect as a manual signature.

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EXECUTION VERSION

Exhibit A

Schedule 2.02

	Number of Company Ordinary Stock to be Transferred on the Closing Date		PubCo Shares to be issued on the Closing Date					Number of Company Exchanged Conversion Stock to be Transferred after the Closing Date	PubCo Shares to be issued post-Closing Date
Investor			PubCo Class A Shares		PubCo Class B Shares	PubCo Class C Shares	PubCo Class D Shares		PubCo Class A Shares	PubCo Class B Shares	PubCo Class C Shares	PubCo Class D Shares	PubCo Cash Consideration (US$)	Exchange Ratio: No. of PubCo Exchanged Shares per Company Exchanged Stock	Exchange Ratio: No. of PubCo Shares per Company Exchanged Conversion Stock
GSW	184,709,600		21,766,529		—	105,441,472	—	14,825,749	—	—	12,289,241	—	242,000,000	0.8197	0.8289
CPPIB	61,608,099		41,867,691		—	—	1	14,893,835	12,345,678	—	—	—	92,000,000	0.8289	0.8289
ADIA	75,244,318	(1)	53,370,916	(2)	—	—	—	—	—	—	—	—	90,000,000	0.8289	0.8289
JERA	34,411,682		28,524,255		—	—	—	—	—	—	—	—	—	0.8289	Not applicable
Founder Investors	7,479,685		—		1	—	—	—	—	—	—	—	62,000,000	Not applicable	Not applicable
RMG	Not applicable		8,625,000		—	—	—	—	—	—	—	—	—	Not applicable	Not applicable
GEF	12,375,767		8,858,421		0	0	0	—	—	—	—	—	14,000,000	0.8289	Not applicable
Total			163,012,812		1	105,441,472	1		12,345,678	—	12,289,241	—	500,000,000

(1)

This includes 14,756,514 Company Exchanged Conversion Stock from the conversion of 16,318,729 CCPS, and assumes that ADIA will have converted all 16,318,729 CCPS into Company Exchanged Conversion Stock on or before the Closing Date.

(2)	This assumes that ADIA will have converted all 16,318,729 CCPS into Company Exchanged Conversion Stock on or before the Closing Date.

Exhibit B

Schedule 13.08(a)

RMG II Transaction Expenses Schedule

#	Fee Type	$ in millions
1	PIPE Placement Fee	30.0
2	M&A and Legal Counsels’ Fee	19.0
3	Deferred Underwriting Commission / “De-Spac”	12.1
4	Other Expenses	7.9
Estimated RMG II Transaction Expenses		$68.9

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

RMG ACQUISITION CORPORATION II

By:	/s/ Philip Kassin
Name: Philip Kassin
Title: President and COO

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

MR. PHILIP KASSIN

/s/ Philip Kassin
(in the capacity as the representative of the shareholders of RMG ACQUISITION CORPORATION II)

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

RENEW ENERGY GLOBAL PLC

By:	/s/ Sanjeev Bedi
Name: Sanjeev Bedi
Title: Director

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

RENEW POWER GLOBAL MERGER SUB

By:	/s/ Sanjeev Bedi
Name: Sanjeev Bedi
Title: Director

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

RENEW POWER PRIVATE LIMITED

By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Chairman & MD

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

COGNISA INVESTMENT

By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Partner

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

WISEMORE ADVISORY PRIVATE LIMITED

By:	/s/ Sumant Sinha
Name: Sumant Sinha
Title: Director

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

MR. SUMANT SINHA

/s/ Sumant Sinha
(in personal capacity)

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

GS WYVERN HOLDINGS LIMITED

By:	/s/ Teddy Lo Seen Chong
Name: Teddy Lo Seen Chong
Title: Director

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Michael Koen
Name: Michael Koen
Title: Managing Director, Head of Relationship Investments

CANADA PENSION PLAN INVESTMENT BOARD

By:	/s/ Sean Cheah
Name: Sean Cheah
Title: Senior Principal

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

For and on behalf of GREEN ROCK B 2014 LIMITED in its capacity as trustee for the Green Stone A 2014 Trust

By:	/s/ Mujeeb Qazi
Name: Mujeeb Qazi
Title: Director

For and on behalf of GREEN ROCK B 2014 LIMITED in its capacity as trustee for the Green Stone A 2014 Trust

By:	/s/ Marcus Hill
Name: Marcus Hill
Title: Director

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

JERA POWER RN, B.V.

By:	/s/ Sachio Kosaka
Name: Sachio Kosaka
Title: Authorized Representative

[Signature Page to Amendment No. 1 to Business Combination Agreement]

IN WITNESS WHEREOF, the Parties have caused this Amendment No. 1 to be duly executed as of the date first above written.

GEF SACEF INDIA

By:	/s/ Katie Vasilescu
Name: Katie Vasilescu
Title: Director

[Signature Page to Amendment No. 1 to Business Combination Agreement]

Exhibit 99.1

ReNew Power Announces Filing of a Public Proxy Statement/Prospectus on Form F-4 in Connection With Its Proposed Business Combination with RMG Acquisition Corp. II

Gurgaon, India—ReNew Power (“ReNew” or “the Company”), India’s leading renewable energy company, and RMG Acquisition Corporation II (“RMG”) (NASDAQ: RMGB), a publicly-traded special purpose acquisition company sponsored by Riverside Management Group, today announced the filing of a public proxy statement/prospectus on Form F-4 by ReNew Energy Global plc with the U.S. Securities and Exchange Commission (“SEC”) in connection with their recently announced proposed business combination. While the proxy statement/prospectus has not yet become effective and the information contained therein is subject to change, it provides important information about ReNew’s business and operations, proposed business combination with RMG and the proposals to be considered by the RMG shareholders. The current filing can be accessed here: https://www.sec.gov/Archives/edgar/data/0001848763/000119312521164239/d102215df4.htm

Completion of the business combination, which is expected to close early in the third quarter of 2021, is subject to approval by RMG shareholders and other customary closing conditions, including the proxy statement/prospectus being declared effective by the SEC. The combined company will be led by Sumant Sinha, Founder, Chairman and Chief Executive Officer of ReNew.

ReNew is expected to receive approximately $610 million in net proceeds, enabling the company to fully fund its planned expansion through 2025. After the business combination is effected, existing ReNew shareholders will hold approximately 70% of the combined company. The transaction includes a fully committed, upsized $855 million PIPE from investors that include BlackRock, BNP Paribas Energy Transition Fund, Mr. Chamath Palihapitiya, Sylebra Capital, TT International Asset Management Ltd, TT Environmental Solutions Fund and Zimmer Partners, as well as $345 million of gross cash held in trust by RMG.

Additional information about the transaction can be viewed here: https://renewpower.in/investor-relations/

About ReNew Power

ReNew Power is India’s leading renewable energy independent power producer by capacity and is the 13th largest global renewable IPP by operational capacity. ReNew develops, builds, owns, and operates utility-scale wind energy projects, utility-scale solar energy projects, utility-scale firm power projects and distributed solar energy projects. As of March 31, 2021, ReNew Power had a total capacity of close to 10 GW of wind and solar energy projects across India, including commissioned and committed projects. ReNew has a strong track record of organic and inorganic growth. ReNew’s current group of stockholders contain several marquee investors including Goldman Sachs, CPP Investments, Abu Dhabi Investment Authority, GEF SACEF and JERA.

About RMG Acquisition Corporation II

RMG Acquisition Corporation II (NASDAQ: RMGB) is a blank check company formed for the purpose of effecting a merger, amalgamation, share exchange, asset acquisition, share purchase, reorganization or other similar business combination with one or more businesses. RMG II raised $345 million in its December 14, 2020 IPO, which was upsized due to strong demand and included the underwriters’ full over-allotment option. RMG II is sponsored and led by the management team of Jim Carpenter, Bob Mancini, and Phil Kassin, who together have over 100 years of combined principal investment, operational, transactional, and CEO and public company board level leadership experience. RMG II intends to capitalize on the ability of its management team to identify, acquire and operate businesses across a broad range of sectors that may provide opportunities for attractive long-term risk-adjusted returns. www.rmgacquisition.com/

Important Information About the Business Combination and Where to Find It

In connection with the proposed business combination, ReNew Global and RMG II filed a preliminary proxy statement/prospectus with the Securities and Exchange Commission (“SEC”) on May 17, 2021 and intend to file a definitive proxy statement/prospectus as well as any amendments required. The preliminary and definitive proxy statements/prospectuses and other relevant documents will be sent or given to the shareholders of RMG II as of the record date established for voting on the proposed business combination and will contain important information about the proposed business combination and related matters. Shareholders of RMG II and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with RMG II’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination because the proxy statement/prospectus will contain important information about RMG II, ReNew and the proposed business combination. When available, the definitive proxy statement/prospectus will be mailed to RMG II’s shareholders as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain copies of the proxy statement/prospectus, without charge, once available, at the SEC’s website at www.sec.gov/ or by directing a request to: RMG Acquisition Corporation II, 50 West Street, Suite 40C, New York, NY 10006, Attention: Secretary, telephone: (212) 785-2579. The information contained on, or that may be accessed through, the websites referenced in this press release is not incorporated by reference into, and is not a part of, this press release.

Participants in the Solicitation

RMG II, ReNew Global, ReNew and their respective directors and executive officers may be deemed participants in the solicitation of proxies from RMG II’s shareholders in connection with the business combination. RMG II’s shareholders and other interested persons may obtain, without charge, more detailed information regarding the directors and officers of RMG II in RMG II’s amendment no. 2 to its Annual Report on Form 10-K/A filed with the SEC on May 11, 2021 in connection with RMG II’s initial public offering. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to RMG II’s shareholders in connection with the proposed business combination will be set forth in the proxy statement/prospectus for the proposed business combination when available. Additional information regarding the interests of participants in the solicitation of proxies in connection with the proposed business combination will be included in the proxy statement/prospectus that ReNew Global and RMG II filed with the SEC, and any amendments thereto.

Forward-Looking Statements

This press release includes certain statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. All statements, other than statements of present or historical fact included in this press release, regarding RMG II’s proposed business combination with ReNew, RMG II’s ability to consummate the transaction, the benefits of the transaction and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. These statements are based on various assumptions, whether or not identified in this press release, and on the current expectations of the respective management of RMG II and ReNew and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of RMG II or ReNew. Potential risks and uncertainties that could cause the actual results to differ materially from those expressed or implied by forward-looking statements include, but are not limited to, changes in domestic and foreign business, market, financial, political and legal conditions; the inability of the parties to successfully or timely consummate the business combination, including the risk that any regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the business combination or that the approval of the shareholders of RMG II or ReNew is not obtained; failure to realize the anticipated benefits of business combination; risk relating to the uncertainty of the projected financial information with respect to ReNew; the amount of redemption requests made by RMG II’s shareholders; the overall level of consumer demand for ReNew’s products; general economic conditions and other factors affecting consumer confidence, preferences, and behavior; disruption and volatility in the global currency, capital, and credit markets; the financial strength of ReNew’s customers; ReNew’s ability to implement its business strategy; changes in governmental regulation, ReNew’s exposure to litigation claims and other loss contingencies; disruptions and other impacts to ReNew’s business, as a result of the COVID-19 pandemic and government actions and restrictive measures implemented in response; stability of ReNew’s suppliers, as well as consumer demand for its products, in light of disease epidemics and health-related concerns such as the COVID-19 pandemic; the impact that global climate change trends may have on ReNew and its suppliers and customers; ReNew’s ability to protect patents, trademarks and other intellectual property rights; any breaches of, or interruptions in, RMG II’s information systems; fluctuations in the price, availability and quality of electricity and other raw materials and contracted products as well as foreign currency fluctuations; changes in tax laws and liabilities, tariffs, legal, regulatory, political and economic risks. More information on potential factors that could affect RMG II’s or ReNew’s financial results is included from time to time in RMG II’s public reports filed with the SEC, including its Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K as well as the preliminary and the definitive proxy statements/prospectuses that RMG II files with the SEC in connection with RMG II’s solicitation of proxies for the meeting of shareholders to be held to approve, among other things, the proposed business combination. If any of these risks materialize or RMG II’s or ReNew’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither RMG II nor ReNew presently know, or that RMG II and ReNew currently believe are immaterial, that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect RMG II’s and ReNew’s expectations, plans or forecasts of future events and views as of the date of this press release. RMG II and ReNew anticipate that subsequent events and developments will cause their assessments to change. However, while RMG II and ReNew may elect to update these forward-looking statements at some point in the future, RMG II and ReNew specifically disclaim any obligation to do so, except as required by law. These forward-looking statements should not be relied upon as representing RMG II’s or ReNew’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

No Offer or Solicitation

This press release is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transactions or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

This press release should not be considered as an advertisement, invitation, offer, sale or solicitation of an offer to subscribe for or purchase any securities, whether by way of private placement or to the public in India nor shall it or any part of it form the basis of or be relied on in connection with any contract, commitment or any investment decision in relation thereto in India.

Securities will not be offered or sold, and have not been offered or sold, in India by means of any offering document or other document or material relating to the securities, directly or indirectly, to any person or to the public in India. This communication or any offering memorandum or prospectus (or equivalent disclosure document) produced in connection with the offering of securities is not an offer document or an offering circular or a “private placement offer cum application letter” or a “prospectus” under the Companies Act, 2013, as amended, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended or any other applicable law in India. This announcement has not been and will not be registered as a “prospectus” or a statement in lieu of prospectus in respect of a public offer, information memorandum or “private placement offer cum application letter” or any other offering material with any Registrar of Companies in India or the Securities and Exchange Board of India or any other statutory or regulatory body of like nature in India, save and except for any information relating to the securities which is mandatorily required to be disclosed or filed in India under any applicable laws, and no such document will be circulated or distributed to any person in India.

Press Enquiries

Arijit Banerjee

arijit.banerjee@renewpower.in

+91 9811609245

Madhur Kalra

Madhur.kalra@renewpower.in

+91 9999016790

Investor Enquiries

Caldwell Bailey

ICR Inc.

IR@renewpower.in